UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         For the Month of January, 2010

                        Commission File Number 000-20860

                            EZCHIP SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                                1 HATAMAR STREET
                                   PO BOX 527
                              YOKNEAM 20692, ISRAEL
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM F-3 REGISTRATION STATEMENTS FILE NOS. 333-121611 AND 333-163353 AND FORM S-8 REGISTRATION STATEMENTS FILE NOS. 333-134593, 333-148932 AND 333-148933.


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                            EZCHIP SEMICONDUCTOR LTD.

On January 14, 2010, the registrant issued and sold an aggregate of 106,893 of its ordinary shares, par value NIS 0.02 per share, at a public offering price of $10.50 per share (less underwriting discounts and commissions), following the exercise by the underwriter of its over-allotment option pursuant to the Underwriting Agreement, dated December 16, 2009, by and among the registrant, and the underwriter and the selling shareholders named therein.


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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


EZCHIP SEMICONDUCTOR LTD.

By: /s/ DROR ISRAEL
-------------------
Dror Israel
Chief Financial Officer

Date: January 14, 2010


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